Exhibit 99.1

UTStarcom Reports Unaudited Second Quarter 2012 Financial Results

- Second Quarter Results In Line with Company Expectations -

- Recently Announced Initiative to Divest IPTV Business Proceeding According to Schedule -

BEIJING, China, August 13, 2012 - UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI), a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and broadband for cable and telecom operators, today reported unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•                  Second quarter of 2012 net sales on an adjusted basis decreased 17.9% year over year to $56.5 million, compared to $68.7 million of adjusted net sales in the second quarter of 2011 excluding $23.8 million amortization of Personal Handy-phone System (“PHS”) deferred revenue (a non-GAAP measure).

•                  Second quarter of 2012 gross profit on an adjusted basis decreased 18.1% year over year to $21.7 million, compared to $26.5 million of adjusted gross profit in the second quarter of 2011 excluding $8.3 million gross profit related to amortized PHS deferred revenue.

•                  Second quarter 2012 gross profit as a percentage of net sales, or gross margin, was 38.5% compared to adjusted gross margin of 38.6% in the second quarter of 2011 excluding PHS deferred revenue amortization.

•                  Second quarter of 2012 operating expenses decreased 21.9% year over year to $19.6 million, compared to $25.1 million in the second quarter of 2011.

•                  Second quarter of 2012 operating income on an adjusted basis increased 50.0%, year over year to $2.1 million, compared to adjusted operating income of $1.4 million in the second quarter of 2011 excluding PHS deferred revenue amortization.

•                  As of June 30, 2012, cash, cash equivalents and short-term investments were $277.7 million.

•                  Net cash provided by operating activities for the second quarter 2012 was $2.9 million, compared to $12.0 million for the second quarter 2011.

“UTStarcom’s second quarter performance was consistent with our prior expectations and we are pleased with the overall results,” said UTStarcom Chief Executive Officer and Chairman Jack Lu.  “While year over year operational performance was impacted by one-time sales contract in the second quarter of 2011, the Company’s improved performance versus the first quarter of 2012 is indicative of the healthy growth in the overall business.  Relative to the first quarter, we realized strong sequential gains in net sales and the efforts we have made to significantly improve gross margin and reduce costs resulted in a substantial increase in operating income, and positive operating cash flow.  Overall, trends in the business remain positive, and the Company continues to have the financial strength to invest, particularly in the media operational support services business which will be a focus going forward and is expected to drive the future success of UTStarcom.”

Second Quarter 2012 Financial Results

Net Sales

Three months ended June 30, 2012 and 2011

UTStarcom’s net sales for the second quarter of 2012 were $56.5 million, a decrease of 39.0% year over year from $92.5 million for the corresponding period of 2011. Second quarter of 2012 and second quarter 2011 net sales are not comparable as deferred revenue amortization related to PHS of $23.8 million was only included in the second quarter of 2011 but not included in the second quarter of 2012 because deferred revenue amortization related to PHS ended at the end of 2011. Excluding second quarter 2011 amortization of PHS deferred revenue, net sales for the second quarter of 2012 decreased 17.9% year over year.

•                  Net sales from equipment for the second quarter of 2012 were $49.9 million, a decrease of 38.6% year over year. The Company’s second quarter of 2011 results included deferred revenue amortization related to PHS of $23.8 million.  Excluding second quarter of 2011 PHS deferred revenue amortization, net sales from equipment for the second quarter of 2012 decreased 13.3%. The decrease of equipment sales was driven by decreased sales of PTN products in Japan, partially offset by increased sales of Rolling Stream and GEPON products in China.

Net sales from equipment in the second quarter of 2012 included $6.6 million of equipment net sales recognized on the release of obligations of historical Personal Access System (“PAS”) infrastructure contracts.

Net sales from equipment in the second quarter of 2011 included $7.4 million of equipment net sales recognized on the Jersey Telecom Limited contract.

•                  Net sales from equipment-based services for the second quarter of 2012 were $6.5 million, a decrease of 41.3% year over year. Net sales from equipment-based services in the second quarter of 2011 included $3.9 million of equipment-based services net sales recognized on the Jersey Telecom Limited contract. The decrease was also driven by fewer next generation network (“NGN”) service contracts in Europe, Middle East and Africa (“EMEA”).

•                  Net sales from operational support services for the second quarter of 2012 were approximately $0.02 million as a result of IP signage net sales sharing project. Net sales from operational support services for the second quarter 2011 were approximately $0.06 million.

Six months ended June 30, 2012 and 2011

UTStarcom’s net sales for the six months ended June 30, 2012 were $103.1 million, a decrease of 33.0% year over year from $153.8 million for the corresponding period of 2011. Net sales for the six months ended June 30, 2012 and six months ended June 30, 2011 are not comparable as deferred revenue amortization related to PHS of $47.4 million was only included in the six months ended June 30, 2011 but not included in the six months ended June 30, 2012 because deferred revenue amortization related to PHS ended at the end of 2011. Excluding the amortization of PHS deferred revenue, net sales for the six months ended June 30, 2012 decreased 3.1% year over year.

•                  Net sales from equipment for the six months ended June 30, 2012 were $88.6 million, a decrease of 34.0% year over year. The Company’s results for the first half of 2011 include deferred revenue amortization related to PHS of $47.4 million.  Excluding six months ended June 30, 2011 PHS deferred revenue amortization, net sales from equipment for the six months ended June 30, 2012 increased 2.0% year over year.

•                  Net sales from equipment in the six months ended June 30, 2012 included $6.6 million of equipment net sales recognized on the release of obligations of historical PAS infrastructure contracts.

Net sales from equipment in the six months ended June 30, 2011 included $7.4 million of equipment net sales recognized on the Jersey Telecom Limited contract.

•                  Net sales from equipment-based services for the six months ended June 30, 2012 were $14.3 million, a decrease of 26.5% year over year. Net sales from equipment-based services in the six months ended June 30, quarter 2011 included $3.9 million of equipment-based services net sales recognized on the Jersey Telecom Limited contract. The decrease was also driven by fewer NGN service contracts in China and EMEA.

•                  Net sales from operational support services for the six months ended June 30, 2012 were approximately $0.25 million as a result of IP signage net sales sharing project and technology service net sales generated by the Company’s iTV.cn subsidiary. Net sales from operational support services for the six months ended June 30, 2011 were approximately $0.21 million.

Gross Profit

Three months ended June 30, 2012 and 2011

UTStarcom’s gross profit was $21.7 million, or 38.5% of net sales, for the second quarter of 2012, compared to $34.8 million, or 37.6% of net sales, for the corresponding period of 2011. Deferred revenue amortization related to PHS of $23.8 million with 34.8% gross margin was included in the second quarter of 2011 results. Second quarter 2011 gross profit, excluding PHS-related gross profit, was $26.5 million, or 38.6% of net sales.

•                  Gross profit for equipment sales in the second quarter of 2012 was $20.0 million, a decrease of 36.6% year over year. Gross margin for equipment sales in the second quarter of 2012 was 40.1%, compared to 38.8% for the corresponding period in 2011. Deferred revenue amortization related to PHS of $23.8 million with 34.8% gross margin was included in equipment sales in the second quarter of 2011 results. Gross profit and gross margin for equipment sales, excluding PHS-related gross profit and gross margin were $23.3 million and 40.4%, respectively, for the second quarter of 2011.

Gross margin for equipment sales in the second quarter of 2012 included gross margin generated from $6.6 million of equipment net sales recognized on the release of obligations of historical PAS infrastructure contracts.

Gross margin for equipment sales in the second quarter of 2011 included gross margin generated from $7.4 million of equipment net sales recognized on the Jersey Telecom Limited contract.

•                  Gross profit for equipment-based services in the second quarter of 2012 was $1.9 million, a decrease of 57.0% year over year. Gross margin for equipment-based services in the second quarter of 2012 was 28.5%, compared to 38.9% for the corresponding period of 2011. Net sales from equipment-based services in the second quarter of 2011 included $3.9 million of equipment-based services net sales recognized on the Jersey Telecom Limited contract. The margin decrease was mainly due to margin decreases on NGN service contracts in EMEA.

•                  Gross loss for operational support services in the second quarter of 2012 was approximately $0.15 million as a result of the amortization of the costs of revenue-sharing projects and equipment leasing by the Company’s iTV.cn subsidiary. Gross loss from operational support services in the second quarter of 2011 was approximately $1.1 million.

Six months ended June 30, 2012 and 2011

UTStarcom’s gross profit was $40.1 million, or 38.9% of net sales, for the six months ended June 30, 2012, compared to $53.8 million, or 35.0% of net sales, for the corresponding period of 2011. Deferred revenue amortization related to PHS of $47.4 million with 34.8% gross margin was included in the Company’s results for the first half of 2011. Excluding PHS-related gross profit, gross profit for the six months ended June 30, 2011 was $37.4 million, or 35.1% of net sales.

•                  Gross profit for equipment sales in the six months ended June 30, 2012 was $36.3 million, a decrease of 25.5% year over year. Gross margin for equipment sales in the six months ended June 30, 2012 was 40.9%, compared to 36.3% for the corresponding period in 2011. Deferred revenue amortization related to PHS of $47.4 million with 34.8% gross margin was included in equipment sales in the Company’s results for the first half of 2011. Gross profit and gross margin for equipment sales, excluding PHS-related gross profit and gross margin, were $32.2 million and 37.1%, respectively, for the six months ended June 30 2011.

Gross margin for equipment sales in the six months ended June 30, 2012 included gross margin generated from $6.6 million of equipment net sales recognized on the release of obligations of historical PAS infrastructure contracts.

Gross margin for equipment sales in the six months ended June 30, 2011 included gross margin generated from $7.4 million of equipment net sales recognized on the Jersey Telecom Limited contract.

•                  Gross profit for equipment-based services in the six months ended June 30, 2012 was $4.1 million, a decrease of 37.1% year over year. Gross margin for equipment-based services in the six months ended June 30, 2012 was 28.7%, compared to 33.5% for the corresponding period of 2011. Gross profit from equipment-based services in the six months ended June 30, 2011 included $3.9 million of equipment-based service nets sales recognized on the Jersey Telecom Limited contract. The margin decrease was also driven by margin decrease on NGN service contracts in EMEA.

•                  Gross loss for operational support services in the six months ended June 30, 2012 was approximately $0.23 million as a result of the amortization of the costs of revenue-sharing projects and equipment leasing by the Company’s iTV.cn subsidiary. Gross loss from operational support services in the six months ended June 30, 2011 was approximately $1.3 million.

Operating Expenses

Three months ended June 30, 2012 and 2011

Operating expenses for the second quarter of 2012 were $19.6 million, a decrease of 21.9% year over year, from $25.1 million in the corresponding period in 2011.

•                  Selling, general and administrative expenses in the second quarter of 2012 were $11.3 million, a decrease of 38.5% year over year. The decrease was primarily due to a decrease in bad debt expense, a decrease in personnel costs as a result of continued restructuring efforts in 2011, and a reduction in rental costs after relocating the Company’s Hangzhou and Beijing offices to new sites in the second quarter 2011.

•                  Research and Development (“R&D”) expenses in the second quarter of 2012 were $8.5 million, an increase of 26.6% year over year. This increase was primarily due to an increase in consulting expenses.

•                  Amortization of intangible assets in the second quarter of 2012 was approximately $0.2 million, a decrease of 33.5% year over year. The decrease was due to the deconsolidation of the Company’s iTV.cn subsidiary in June 2012.

•                  Net gain on divestitures in the second quarter of 2012 was $0.5 million, which was the contingent gain realized upon releasing the remaining obligations in connection with the sale of China Packet Data Services Node (“PDSN”) assets in the third quarter of 2010. There was no net gain on divestitures in the corresponding period of 2011.

Six months ended June 30, 2012 and 2011

Operating expenses for the six months ended June 30, 2012 were $41.8 million, a decrease of 24.5% year over year, from $55.3 million in the corresponding period in 2011.

•                  Selling, general and administrative expenses in the six months ended June 30, 2012 were $25.7 million, a decrease of 31.8% year over year. The decrease was primarily due to a decrease in personnel cost as a result of the Company’s restructuring actions, decrease in bad debt expense, consistent cost controls to reduce travel expenses, and a reduction in rental costs after relocating the Company’s Hangzhou and Beijing offices to new sites in the second quarter of 2011.

•                  R&D expenses in the six months ended June 30, 2012 were $15.6 million, an increase of 9.4% year over year. This increase was primarily due to an increase in consulting expenses.

•                  Amortization of intangible assets for the six months ended June 30, 2012 was approximately $0.5 million, a decrease of 16.8% year over year. The decrease was due to the deconsolidation of the Company’s iTV.cn subsidiary in June 2012.

•                  Restructuring costs for the six months ended June 30, 2012 were $0.5 million, compared to costs of $2.7 million for the corresponding period of 2011. The decrease in restructuring costs was primarily the result of substantial completion of the restructuring plans in 2011. UTStarcom does not expect to incur significant additional restructuring charges in 2012 related to previous restructuring plans.

•                  Net gain on divestitures in the six months ended June 30, 2012 was $0.7 million which was the contingent gain realized upon releasing the remaining obligations in connection with the sale of PDSN assets in the third quarter of 2010.

Operating Income (Loss)

Operating income for the second quarter of 2012 was $2.1 million, compared to operating income of $9.7 million in the corresponding period of 2011.  Deferred revenue amortization related to PHS of $23.8 million with 34.8% gross margin was included in the second quarter 2011 results. Second quarter 2011 operating income, excluding PHS-related gross profit, was $1.4 million.

Operating loss for the six months ended June 30, 2012 was $1.6 million, compared to an operating loss of $1.4 million in the corresponding period of 2011. Deferred revenue amortization related to PHS of $47.4 million with 34.8% gross margin was included in equipment sales in the Company’s results for the first half of 2011. Operating loss of first half 2011 excluding PHS-related gross profit, was $17.9 million.

Other Income (Expense), Net

Three months ended June 30, 2012 and 2011

Other expense, net for the second quarter of 2012 was $5.1 million, compared to other income, net of $3.1 million for the corresponding period of 2011. Other expense, net for the second quarter of 2012 primarily consisted of a $6.7 million foreign exchange loss, attributed to the depreciation of the Indian rupee and Chinese renminbi against the U.S. dollar which partially offset by the appreciation of the Japanese yen against the U.S. dollar in the quarter, partially offset by the income of $1.5 million by release portion of the reserve related to tax liabilities provided to the buyers of our subsidiary in Korea due to expiration of the statute of limitation. Other income, net for the second quarter of 2011 primarily consisted of a $3.0 million foreign exchange gain mainly as a result of the appreciation of the Chinese renminbi and Japanese yen against the U.S. dollar in the quarter.

Six months ended June 30, 2012 and 2011

Other expense, net was $4.6 million for the six months ended June 30 2012 compared to the other income, net of $4.1 million for the corresponding period in 2011. Other expense, net for the six months ended June 30 2012 primarily consisted of a $6.1 million foreign exchange loss, attributed to the depreciation of the Indian rupee and Japanese yen against the U.S. dollar in the quarter, partially offset by the income of $1.5 million by release portion of the reserve related to tax liabilities provided to the buyers of our subsidiary in Korea due to expiration of the statute of limitation. Other income, net for the second quarter of 2011 primarily consisted of a $3.7 million foreign exchange gain mainly as a result of the appreciation of the Chinese renminbi and Japanese yen against the U.S. dollar.

Net Income (Loss) attributable to UTStarcom Holdings Corp.

Net loss attributable to UTStarcom Holdings Corp. for the second quarter and first half of 2012 was $1.8 million and $6.0 million, respectively, compared with a net income attributable to UTStarcom Holdings Corp. of $11.6 million and $1.3 million, respectively, in the corresponding periods in 2011. Basic and diluted loss per share for the second quarter and first half of 2012 amounted to $0.01 and $0.04, respectively, compared to basic and diluted earnings per share for the second quarter and first half of 2011 of $0.07 and $0.01, respectively.

Cash Flow

•                  Net cash provided by operating activities for the second quarter of 2012 was $2.9 million. The Company’s operating activities were impacted by a change in operating assets and liabilities of $5.7 million.

•                  Net cash used by investing activities for the second quarter of 2012 was $5.3 million. In the second quarter of 2012, the Company exercised its option to repurchase the Company’s shares issued in exchange for iTV.cn subsidiary’s ordinary shares from Smart Frontier. After the repurchase, the Company decreased its equity ownership in iTV from 75% to 49%, deconsolidated iTV from its consolidated financial statements in June 2012 and recorded the deconsolidation of iTV’s cash balance of $6.8 million.  There was no significant gain or loss resulting from the exercise of the repurchase option. Going forward, iTV will be presented as a cost basis investment, on the consolidated balance sheets.

•                  Net cash used in financing activities for the second quarter of 2012 was $2.8 million.

As of June 30, 2012, UTStarcom had cash, cash equivalents and short-term investments of $277.7 million.

Update on Strategic Initiatives

On July 27, 2012, the Company announced strategic initiatives to advance its efforts to transition into higher growth, more profitable areas and enhance the value of the Company’s business.  These initiatives include the divestiture of the Company’s IPTV equipment business and the appointment of Mr. William Wong as Chief Executive Officer of the Company to succeed Mr. Jack Lu, who will leave UTStarcom to lead the IPTV equipment business once the transaction closes.

At present, Mr. Wong, who has joined the Company as its Chief Operating Officer, and Mr. Lu are working together to ensure a successful completion of the divestiture transaction.  The Company continues to expect the transaction to close by the end of August and the leadership transition will take effect at that time.

As recently announced, the divestiture of the IPTV business is expected to eliminate approximately $17.0 million in annual operating expenses, will remove a portion of the business that has rates of return that are lower than those generated by other parts of the Company, and will leave the Company with higher margin business lines. Based on current market conditions and assuming the IPTV transaction closes at the end of August as expected, the Company expects continued healthy revenue growth within its remaining businesses, with average gross margins expanding to over 35% and break-even operational cash flow in 2012.

As the Company highlighted when the divestiture transaction was announced, the Board of Directors and management will work together to build on initial steps taken with the divestiture to begin to truly transform the business.  They will stay true to a set of core priorities and create an effective plan to grow the business and deliver enhanced shareholder value. The Company will provide updates on this strategy and how it will impact the overall future outlook as appropriate.

Update on Share Repurchase Program

As previously announced, in August 2011 the Company’s Board of Directors approved a share repurchase program to repurchase up to $20.0 million of the Company’s outstanding shares, in an effort to demonstrate confidence in the long-term prospects of UTStarcom, effectively utilize cash on the consolidated balance sheet, and demonstrate the Company’s strong commitment to enhancing shareholder value.

The Company has continued to leverage its strong cash position and has been repurchasing shares at the maximum rate allowed under this repurchase program. During the second quarter of 2012, the Company repurchased $2.8 million in ordinary shares, bringing the cumulative total to $9.6 million. The Company has $10.4 million remaining under the program, and will continue with its execution.  To support this, the Board of Directors extended the period of the repurchase program for an additional six months.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded prior to each time period reflected. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding amortization of PHS net sales that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  These non-GAAP measures are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Second Quarter 2012 Conference Call Details

UTStarcom’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Monday, August 13, 2012 (8:00 p.m. Beijing/Hong Kong Time on August 13, 2012).

The conference call dial-in numbers are as follows:

United States: + 1-800-860-2442

International:  + 1-412-858-4600

China: 800-712-2304

Hong Kong: 800-962475

The conference ID number is 10017226

A replay of the call will be available until 9:00 a.m. U.S. Eastern Time on August 27, 2012.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:  + 1-412-317-0088

The conference ID number for accessing the recording is 10017226

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. With a new management team in 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services through its Video Service Cloud platform. UTStarcom has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s website at http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s expectations relating to its operational support services business, the divestiture of its IPTV equipment business and the Company’s performance in 2012. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate its services business, execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest Annual Report on Form 20-Fand Current Reports on Form 6-K,as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Nathan Elwell (New York)

Tel: +312-553-6706

Email: Nathan.Elwell@fticonsulting.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2012	2011
	(In thousands, except par value)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$277,686	$303,998
Accounts and notes receivable, net	12,818	20,216
Inventories and deferred costs	129,413	137,484
Prepaids and other current assets	38,512	42,099
Total current assets	458,429	503,797
Long-term assets:
Property, plant and equipment, net	9,888	12,199
Goodwill	—	13,820
Intangible assets, net	—	3,625
Long-term deferred costs	28,304	39,741
Other long-term assets	41,807	27,758
Total assets	$538,428	$600,940

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$20,832	$23,530
Customer advances	81,989	82,589
Deferred revenue	50,545	64,989
Other current liabilities	39,618	52,679
Total current liabilities	192,984	223,787
Long-term liabilities:
Long-term deferred revenue and other liabilities	92,166	106,114
Total liabilities	285,150	329,901

Total equity	253,278	271,039
Total liabilities and equity	$538,428	$600,940

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(in thousands, except per share data)

Net sales	$56,468	$92,547	$103,126	$153,814
Cost of net sales	34,754	57,772	62,987	99,975
Gross profit	21,714	34,775	40,139	53,839
	38.5%	37.6%	38.9%	35.0%
Operating expenses:
Selling, general and administrative	11,345	18,449	25,749	37,746
Research and development	8,480	6,700	15,607	14,264
Amortization of intangible assets	206	310	516	620
Restructuring	5	(380)	548	2,684
Net gain on divestiture	(460)	—	(657)	(34)
Total operating expenses	19,576	25,079	41,763	55,280

Operating income (loss)	2,138	9,696	(1,624)	(1,441)

Interest income, net	765	432	1,192	871
Other income (expense), net	(5,142)	3,138	(4,587)	4,091
Income (loss) before income taxes	(2,239)	13,266	(5,019)	3,521
Income taxes expense	(216)	(1,991)	(2,159)	(2,763)
Net income (loss)	(2,455)	11,275	(7,178)	758

Net loss attributable to noncontrolling interest	630	342	1,194	548
Net income (loss) attributable to UTStarcom Holdings Corp.	$(1,825)	$11,617	$(5,984)	$1,306

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic & Diluted	$(0.01)	$0.07	$(0.04)	$0.01
Weighted average shares outstanding—Basic & Diluted	149,639	155,247	150,861	155,034

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(2,455)	$11,275	$(7,178)	$758
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	—
Depreciation and amortization	1,063	730	2,282	1,433
Amortization of deferred gain on sale-leaseback	—	(292)	—	(625)
Provision for (recovery of) doubtful accounts	(1,306)	1,053	(1,091)	3,749
Stock-based compensation expense	504	680	1,240	1,286
Net gain on divestitures	(459)	—	(657)	(34)
Deferred income taxes	(93)	133	(220)	219
Other	(18)	(30)	(131)	(167)
Changes in operating assets and liabilities:	—
Accounts receivable	9,217	4,758	8,304	1,215
Inventories and deferred costs	17,418	26,830	14,572	38,621
Other assets	369	(62)	(993)	9,153
Accounts payable	410	(3,441)	4,366	(8,464)
Income taxes payable	765	3,659	1,732	4,257
Customer advances	(1,532)	6,362	815	16,025
Deferred revenue	(16,784)	(33,607)	(21,661)	(66,166)
Other liabilities	(4,187)	(6,036)	(13,184)	(28,631)

Net cash provided by (used in) operating activities	2,912	12,012	(11,804)	(27,371)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(502)	(5,167)	(2,948)	(6,081)
Net proceeds from divestitures	135	—	135	34
Change in restricted cash	329	1,119	1,505	(1,620)
Purchase of an investment interest	—	(5)	—	(611)
Contribution of equity investment through a shareholder loan	—	(7,119)	—	(7,119)
Deconsolidation of ITV	(6,841)	—	(6,841)	—
Purchase of short-term investments	(410)	(2,521)	(1,767)	(5,713)
Proceeds from sale of short-term investments	1,986	4,971	3,834	5,865
Other	19	232	135	370
Net cash used in investing activities	(5,284)	(8,490)	(5,947)	(14,875)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share upon exercise of options	—	124	—	124
Repurchase of ordinary share	(2,842)	—	(3,220)	—
Net cash provided by (used in) financing activities	(2,842)	124	(3,220)	124
Effect of exchange rate changes on cash and cash equivalents	(881)	3,078	(3,264)	4,172
Net increase (decrease) in cash and cash equivalents	(6,095)	6,724	(24,235)	(37,950)
Cash and cash equivalents at beginning of period	283,486	306,833	301,626	351,507
Cash and cash equivalents at end of period	$277,391	$313,557	$277,391	$313,557

UTSTARCOM HOLDINGS CORP.

August 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended	Six months ended	Qtr ended	Qtr ended	Six months ended
	31-Mar-11	30-Jun-11	30-Jun-11	31-Mar-12	30-Jun-12	30-Jun-12
GAAP Revenue (a)	$61.3	$92.5	$153.8	$46.7	$56.5	$103.2

Less: Amortization of PHS Revenue	23.6	23.8	47.4	—	—	—

Non-GAAP Revenue	$37.7	$68.7	$106.4	$46.7	$56.5	$103.2

(a) GAAP Revenue for each period is the consolidated revenue as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

August 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended	Six months ended	Qtr ended	Qtr ended	Six months ended
	31-Mar-11	30-Jun-11	30-Jun-11	31-Mar-12	30-Jun-12	30-Jun-12
GAAP Gross Profit (a)	$19.1	$34.8	$53.9	$18.4	$21.7	$40.1
GAAP Gross Margin %	31.1%	37.6%	35.0%	39.5%	38.5%	38.9%

Less: Gross Profit from Amortization of PHS Revenue	8.2	8.3	16.5	—	—	—

Non-GAAP Gross Profit	$10.9	$26.5	$37.4	$18.4	$21.7	$40.1
Non-GAAP Gross Margin %	28.8%	38.6%	35.1%	39.5%	38.5%	38.9%

(a) GAAP Gross Profit and GAAP Gross Margin % for each period is the consolidated gross profit and gross margin % as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

August 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended	Six months ended	Qtr ended	Qtr ended	Six months ended
	31-Mar-11	30-Jun-11	30-Jun-11	31-Mar-12	30-Jun-12	30-Jun-12
GAAP Operating Income (Loss) (a)	$(11.1)	$9.7	$(1.4)	$(3.8)	$2.1	$(1.7)

Less: Profit from Amortization of PHS Revenue	8.2	8.3	16.5	—	—	—

Non-GAAP Operating Income (Loss)	$(19.3)	$1.4	$(17.9)	$(3.8)	$2.1	$(1.7)

(a) GAAP Operating Income (Loss) for each period is the consolidated operating loss as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

August 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended	Six months ended	Qtr ended	Qtr ended	Six months ended
	31-Mar-11	30-Jun-11	30-Jun-11	31-Mar-12	30-Jun-12	30-Jun-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$(10.3)	$11.6	$1.3	$(4.2)	$(1.8)	$(6.0)

Less: Profit from Amortization of PHS Revenue	8.2	8.3	16.5	—	—	—

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(18.5)	$3.3	$(15.2)	$(4.2)	$(1.8)	$(6.0)

(a) GAAP Net Income (Loss) for each period is the consolidated net loss as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

August 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions except share number and per share amount)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended	Six months ended	Qtr ended	Qtr ended	Six months ended
	31-Mar-11	30-Jun-11	30-Jun-11	31-Mar-12	30-Jun-12	30-Jun-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$(10.3)	$11.6	$1.3	$(4.2)	$(1.8)	$(6.0)

Less: Profit from Amortization of PHS Revenue	8.2	8.3	16.5	—	—	—

Non-GAAP Net Income (Loss) attributable to UTStarcom	(18.5)	3.3	(15.2)	(4.2)	(1.8)	(6.0)

Weighted Average Shares Outstanding—Basic & Diluted	151,328	155,247	155,034	154,819	149,639	150,861

GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic & Diluted(a)	(0.07)	0.07	0.01	(0.03)	(0.01)	(0.04)

Non-GAAP Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic & Diluted	$(0.12)	$0.02	$(0.10)	$(0.03)	$(0.01)	$(0.04)

(a) GAAP Net Income (Loss) per share for each period is the consolidated net income (loss) as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

August 2012 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in millions)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended	Six months ended	Qtr ended	Qtr ended	Six months ended
	31-Mar-11	30-Jun-11	30-Jun-11	31-Mar-12	30-Jun-12	30-Jun-12
Non-GAAP Revenue	$37.7	$68.7	$106.4	$46.7	$56.5	$103.2

Non-GAAP Gross Profit	10.9	26.5	37.4	18.4	21.7	40.1
Non-GAAP Gross Margin %	28.8%	38.6%	35.1%	39.5%	38.5%	38.9%

Non-GAAP Operating Income (Loss)	$(19.3)	$1.4	$(17.9)	$(3.8)	$2.1	$(1.7)

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(18.5)	$3.3	$(15.2)	$(4.2)	$(1.8)	$(6.0)

Non-GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic & Diluted	$(0.12)	$0.02	$(0.10)	$(0.03)	$(0.01)	$(0.04)

Please refer to the preceding reconciliation tables for the adjustments to GAAP Revenue, Gross Profit, Operating Income (Loss), Net Income (Loss) and EPS.

UTStarcom Holdings Corp. Second Quarter 2012 Results NASDAQ: UTSI August 2012 Mr. Jack Lu, CEO Mr. William Wong, COO Ms. Jin Jiang, CFO 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its operational support services business, the divestiture of its IPTV equipment business and the Company’s performance in 2012. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2011 and first quarter 2012 earnings conference calls and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations. 2

Agenda Q2 2012 Highlights 1 Financial Overview New Strategic Initiatives 3 2 3

Second Quarter 2012 Highlights Results in line with prior expectations with strong growth from first quarter 2012 levels. Second quarter of 2012, net sales decreased 17.9% year over year to $56.5 million compared to the second quarter of 2011, but increased 21.0% sequentially. Second quarter of 2012 gross profit as a percentage of net sales was 38.5% compared to 38.6 % in the second quarter of 2011 and 39.5% in the first quarter of 2012. Second quarter of 2012 operating expenses decreased 21.9% year over year to $19.6 million, compared to $25.1 million in the second quarter of 2011 and decreased 11.7% from $22.2 million in the first quarter of 2012. Second quarter of 2012 operating income increased 50.0%, year over year to $2.1 million, compared to $1.4 million in the second quarter of 2011 and increased 155.3% from a loss of $3.8 million in the first quarter of 2012. Positive operating cash flow of $2.9 million; cash, cash equivalents and short-term investment of $277.7 million. Deferred revenue amortization related to PHS was included in the 2009, 2010 and 2011 results, however it is not included in the 2012 results. For comparison reasons, we excluded PHS-related revenue in the second quarter of 2011. 4

 Progress of VSC in Q2 2012 System Deployment 12 nodes - Cover cities include Beijing, Shanghai, Maoming, Lanzhou, Hong Kong, Guangzhou, Wuhan, Chongqing etc. Video Distribution Network (“VDN”) Service - Commercial Service Ready B2B Cloud Based Service - Video Conference Commercial Service Ready Business Development Video Distribution Network Service — Five trial customers B2B Cloud Based Service — Four Video conference trial customers 5

 Benefit of Divesting IPTV Business New Strategic Initiatives Focus resources on building out value-added services and investing in higher growth, higher return opportunities and growing the broadband business. Increases the overall margins for the remaining business. Strengthens the balance sheet and reduces risks. Transaction efficiently separates businesses with the least impact and provides investment opportunity to UTStarcom. Broader strategy review process is ongoing and updates will be provided. 6

Total Revenue Second quarter 2012 total revenues decreased 17.9% year over year to $56.5 million, excluding $23.8 million PHS deferred revenue in second quarter 2011 Second quarter 2012 total revenues increased 21.0% sequentially. Fist half 2012 total revenue decreased 3.1% year over year to $103.1million, excluding $47.4 million PHS deferred revenue in the first half of 2011 US$(mm) 7

Gross Margin Improvement Gross Margin excluding PHS deferred revenue Q2 2012 gross margin was 38.5% vs. Q2 2011 gross margin of 38.6%, excluding $23.8 million PHS deferred revenue with 34.8% gross margin in second quarter of 2011 Gross margin in the first half of 2012 was 38.9% vs. first half 2011 gross margin of 35.1%, excluding $47.4 million PHS deferred revenue with 34.8% gross margin in the first half of 2011 GAAP Gross Margin 8

Continued Progress in Cost Cutting US$ (mm) Q3 2011 OPEX One-time gain on divestiture21.9% decrease in operating expenses from second quarter 2011 levels 9

Operating Result and Net Income US$ (mm) Operating Income Comparison Net Income Comparison US$ (mm) Q2 2012 $1.8M net loss includes $6.7M foreign exchange loss 10

Segment Reporting Note: Deferred revenue related to PHS is included in equipment sales through the end of 2011 at the average rate of $23.8 million per quarter. Gross margin associated with the PHS related deferred revenue is approximately 35%. Revenue by Segment Q2 2011 Q2 2012 Including PHS Excluding PHS Equipment Sales $81.3 $57. $49.9 Service Sales Equipment-based 11.1 11.1 6.5 New service 0.06 0.06 0.02 Total $92.5 $68.7 $56.5 US$ (mm) 11

Cash balance of $277.7 million in cash, cash equivalents and short-term investment Zero debt Q2 2012 Cash Position Cash Distribution by Region Cash Distribution by Currency 12

Quarterly net cash provided by operating activities was $2.9 million. Share repurchase program update: The Company repurchased $2.8 million in ordinary shares in the second quarter of 2012 The cumulative total execution under the current program is $9.6 million Board extended the repurchase program for an additional six month through February 2013 Deconsolidation of iTV.cn subsidiary enhances focus on in-house development of services and technologies. Equity interest in iTV.cn decreased to 49% Deconsolidated $6.8 million of iTV’s cash balance iTV will be presented as a cost basis investment going forward Cash Flow Analysis 13

Investor Relations Contacts UTStarcom, Investor Relations Jing Ou-Yang Tel: + 8610 8520 5153 Email: jouyang@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Nathan Elwell (New York) Tel: +312-553-6706 Email: Nathan.Elwell@fticonsulting.com 14